Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

CEC ENTERTAINMENT, INC.

THIS AMENDMENT NO. 1 to the Amended and Restated Bylaws, dated May 4, 2010 (the “Bylaws”) of CEC Entertainment, Inc. (the “Company”) was duly enacted and approved on the 15th day of January, 2014 in accordance with Article Ninth of the Company’s Second Restated Articles of Incorporation.

The Bylaws are hereby amended by inserting the following new Section immediately after the present Section 48 and by appropriately renumbering the section currently designated as Section 49:

Section 49. Inapplicability of Control Share Acquisition Act. The provisions of Sections 17-1286 to 17-1298 of the Kansas Statutes Annotated, also known as the Kansas Control Share Acquisition Act, shall not apply to control share acquisitions of shares of the corporation.